Free Writing Prospectus
(To the Prospectus dated July 19, 2013,
the Prospectus Supplement dated July 19, 2013

Filed Pursuant to Rule 433
Registration No. 333-190038
April 8, 2014

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated July 19, 2013, the prospectus supplement dated July 19, 2013 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue —Attn: US InvSol Support, New York, NY 10019.

Barclays Bank PLC – Notes

Returns linked to the WisdomTree Japan Hedged Equity Fund, with downside protection (subject to issuer credit risk) if Barrier Value not breached

Trade Details/Characteristics

Issuer:	Barclays Bank PLC
Principal Amount:	$1,000 per note
Initial Issue Price:	$1,000 per note**
Reference Asset:	The WisdomTree Japan Hedged Equity Fund (the "Underlier")
Barrier Value:	85.00% of the closing price of the Underlier on the Pricing Date (the "Initial Underlier Value")
Maximum Return:	15.70%
Downside participation:	1-to-1 downside exposure if the Final Underlier Value is less than the Barrier Value
Contingent Minimum Return:	0.00%
Monitoring:	Based on the arithmetic average of the closing prices of the Underlier on 5 Averaging Dates (the "Final Underlier Value").
Maximum potential loss:	100%
Maturity Date:	approximately 54 weeks
CUSIP / ISIN	06741UCB8 / US06741UCB89

Limited Protection Against Loss Only If Barrier Value not Breached:

If the Final Underlier Value is greater than or equal to the Barrier Value, the Notes provide a return (subject to issuer credit risk) equal to the greater of (1) the Contingent Minimum Return and (2) the Underlier Return*, subject to the Maximum Return.

If the Final Underlier Value is below the Barrier Value, you will lose some or all of your investment.

* See accompanying free writing prospectus ("FWP") for a description of how "Underlier Return" is calculated.

Hypothetical return in Notes versus hypothetical direct investment in the Underlier at maturity (assuming $1,000 initial investment)


Notes
Performance of the Underlier*
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
Payment at Maturity
Underlier Return

*Performance based on the "Underlier Return" formula, as set forth in the accompanying free writing prospectus.

Selected Risk/Considerations

- 100% Principal at Risk. You may lose some or all of your investment.
- Any payments on the Notes are subject to issuer credit risk.
- Investor does not receive dividends or have any other rights that holders of the Underlier would have.
- If the Final Underlier Value is below the Barrier Value, you will be fully exposed to any decline in the Underlier from its Initial Underlier Value.
- There may be no secondary market. Notes should be considered a "hold until maturity" product.
- Additional risk factors can be found under "Selected Risk Considerations" below. See also "Risk Factors" beginning on page S-6 of the prospectus supplement and "Selected Risk Considerations" beginning on page FWP-5 of the accompanying FWP.
- Barclays Bank PLC, the issuer, acts as calculation agent.

Hypothetical Payout at Maturity*

Final Underlier Value	Underlier Return	Payment at Maturity (per $1,000 principal amount Note)	Total Return on Notes
$56.94	20.00%	$1,157.00	15.70%
$54.90	15.70%	$1,157.00	15.70%
$54.57	15.00%	$1,150.00	15.00%
$52.20	10.00%	$1,100.00	10.00%
$49.82	5.00%	$1,050.00	5.00%
$47.45	0.00%	$1,000.00	0.00%
$42.71	-10.00%	$1,000.00	0.00%
$40.33	-15.00%	$1,000.00	0.00%
$37.96	-20.00%	$800.00	-20.00%
$33.22	-30.00%	$700.00	-30.00%
$28.47	-40.00%	$600.00	-40.00%
$23.73	-50.00%	$500.00	-50.00%
$18.98	-60.00%	$400.00	-60.00%
$14.24	-70.00%	$300.00	-70.00%
$9.49	-80.00%	$200.00	-80.00%
$4.75	-90.00%	$100.00	-90.00%
$0.00	-100.00%	$0.00	-100.00%

****Our estimated value of the Notes on the Pricing Date, based on our internal pricing models, is expected to be between $955.00 and $976.40 per note. The estimated value is expected to be less than the initial issue price of the Notes. See "Additional Information Regarding Our Estimated Value of the Notes" on page FWP-13 of the accompanying FWP.**

*The table above assumes an Initial Underlier Value of $47.45. **The actual Initial Underlier Value will be set on the Pricing Date.** The hypothetical examples in the table above are based on a number of other assumptions, which are further described on page FWP-3 of the accompanying FWP and are included for illustrative purposes only. See the accompanying FWP for a description of how "Underlier Return" is calculated. You may lose your entire investment.

BARCLAYS

J.P.Morgan

Selected Risk Considerations
Please see the prospectus, prospectus supplement, index supplement (if applicable) and the related free writing prospectus for a more detailed discussion of risks, conflicts of interest, and tax consequences associated with an investment in the Notes.

Credit of the Issuer. The types of Notes detailed herein are senior unsecured obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the
Notes, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of
Barclays Bank PLC may affect the market value of the Notes and, in the event
Barclays Bank PLC was to default on its obligations, the investor may not receive the amounts owed under the terms of the Notes.

No rights to the underlier. As a holder of the Notes, the investor will not have any rights (including any voting rights or rights to receive cash dividends or other distributions) that the holders of any underlier or components of the underlier would have.

Limited liquidity. The investor should be willing to hold the Notes to maturity. There may be little or no secondary market for the Notes. Barclays
Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market in the Notes. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in the
Notes. If you sell the Notes prior to their maturity, you may have to sell them at a substantial loss.

Certain built-in costs are likely to affect the value of the Notes adversely prior to maturity. The original issue price of the Notes includes the agent's commission and the cost of hedging our obligations under the Notes. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Barclays Capital Inc. or other affiliates of
Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions may be lower than the original issue price, and any sale prior to the maturity date of the Notes could result in a substantial loss to you.

Your own evaluation of the merits. In connection with any purchase of the
Notes, we urge you to consult your own financial, tax and legal advisors as to the risks involved in an investment in the product and to investigate the underlier and not rely on our views in any respect. You should make a complete investigation as to the merits of an investment in the Notes before investing.

Historical results not indicative of future performance. The historical or hypothetical performance of the underlier should not be taken as an indication of the future performance of the underlier. It is impossible to predict whether the price, value or price of the underlier will fall or rise during the term of the Notes, in particular in the environment in recent periods which has been characterized by unprecedented volatility across a wide range of asset classes.
Past fluctuations and trends in the underliers are not necessarily indicative of fluctuations or trends that may occur in the future.

Market risk. The return, if any, on the Notes is dependent on the performance of the underlier to which it is linked. Thus, changes in the level, value or price of the underlier will determine the amount payable on the Notes. Unless your Notes are fully principal protected (in which case, all payments on the
Notes are subject to the credit risk of Barclays Bank PLC as the issuer), if the level, value or price of the underlier declines, you may lose some or all of your investment at maturity.

Price volatility. Movements in the levels, values or prices of the underliers and their respective components are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors. As a result, it is impossible to predict whether the levels, values or prices of the underliers will rise or fall during the term of the Notes. Changes in the levels, values or prices of the underliers will determine the payment on the Notes. Therefore, you may receive less, and potentially substantially less, than the amount you initially invested in the Notes if the levels, values or prices of the underliers decline. Unless your Notes are fully principal protected (in which case, all payments on the Notes are subject to the credit risk of Barclays Bank
PLC as the issuer), you should be willing and able to bear the loss of some or all of your investment.

Many unpredictable factors, including economic and market factors, will impact the value of the Notes. In addition to the level, value or price of the underlier on any day, the market value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including: the expected volatility of the underlier or its underlying components; the time to maturity of the Notes; interest and yield rates in the market generally; a variety of economic, financial, political, regulatory or judicial events; supply and demand for the Notes; and the creditworthiness of the issuer, including actual or anticipated downgrades in the credit ratings of the issuer.

Potential conflicts of interest. Barclays Bank PLC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging its obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of the issuer are potentially adverse to your interests as an investor in the Notes.

Tax treatment. Significant aspects of the tax treatment of the Notes are uncertain. See "Selected Purchase Considerations--Tax Consequences" in the
accompanying FWP.

An investment in the Notes involves significant risk. You should carefully consider the risks of an investment in the Notes, including those discussed above. In addition, you should carefully consider the "Risk Factors" beginning on page S-6 of the prospectus supplement, "Risk Factors" beginning on page IS-2 of the index supplement (if applicable) and "Selected Risk Considerations"
beginning on page FWP-5 of the related free writing prospectus.